EXHIBIT 12.1

Luminent Mortgage Capital, Inc.
Computation of Ratio of Earnings to Fixed Charges

		For the Period
	For the Nine	from April 26,
	Months Ended	2003 through
	September 30,	December 31,
	2004	2003(1)
	(dollars in thousands)
Net income	$40,248	$2,761
Add: interest expense	32,649	9,009
Earnings as adjusted	72,897	11,770
Fixed charges (interest expense)	32,649	9,009
Ratio of earnings to fixed charges	2.23x	1.31x

(1)	We commenced operations on April 26, 2003. Operating expenses for the period April 26, 2003 through December 31, 2003 were high in proportion to gross interest income and expense and to net interest income compared to expectations for future periods of operations because of the costs of start-up operations.